VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

November 27, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-191583 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to us as representatives of the Registrant by Mr. Christian Sandoe and Ms. Cindy Rose of the Staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 21, 2013, regarding the Registrant’s Form N-14 registration statement, filed on October 4, 2013, with respect to the proposed reorganization of City National Rochdale Diversified Equity Fund (the “Target Fund”) into the City National Rochdale U.S. Core Equity Fund (the “Acquiring Fund”), each a series of the Registrant.  The Staff’s comments and the Registrant’s responses thereto are included below.

1.
Comment:  Please ask counsel to the Independent Trustees of the Target Fund to discuss the considerations of the Independent Trustees in finding that the reorganization is in the best interests of the Target Fund and its shareholders.

Response:  The response of Dechert LLP, counsel to the Independent Trustees of the Target Fund, is being filed simultaneously with this letter.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP